Exhibit 99.1

Icon Energy Corp. Announces Quarterly Cash Dividend of $0.08 per Common Share, Entering into a Financing Term Sheet, and Earnings Preview

ATHENS, GREECE, August 23, 2024 — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes, today announces:

•	a cash dividend of $0.08 per common share for the second quarter of 2024;

•	entering into a financing term sheet in connection with the acquisition of a Kamsarmax dry bulk carrier that we previously announced on August 8, 2024; and

•	certain preliminary unaudited interim financial results for the six-month period ended June 30, 2024.

Quarterly Cash Dividend

Consistent with our policy to pay quarterly cash dividends on our common shares during the one-year period following our initial public offering in an aggregate amount of approximately $500,000, Icon’s Board of Directors has approved a cash dividend of $0.08 per common share ($116,000 in aggregate) for the second quarter of 2024.

The cash dividend will be paid on or around September 30, 2024, to all of our common shareholders of record as of September 15, 2024.

Financing Update

We have entered into a non-binding term sheet (the “Term Sheet”) with a leading international financial institution (the “lender”) for a new senior secured credit facility in an aggregate amount of up to $16 million (the “New Credit Facility”). If completed, the proceeds of the New Credit Facility are expected to be used to (a) finance a portion of the purchase price of our previously-announced acquisition of a Kamsarmax dry bulk carrier and (b) leverage our existing Panamax dry bulk carrier, M/V Alfa.

Pursuant to the Term Sheet, the lender may also make available to us an additional aggregate amount of up to $75 million to finance future vessel acquisitions. This amount will remain uncommitted and equally, we will not be obliged to borrow this amount, or any part thereof, and we will not be charged any associated commitment or other fees.

We expect that the New Credit Facility will be secured by, among other things, a first priority cross-collateralized mortgage on the vessels, a first priority assignment of earnings and insurances, and a pledge of the earnings accounts for such vessels. We also expect that the New Credit Facility will contain financial and other covenants customary for transactions of this type, will have a four-year term, and will bear interest at 3.95% over SOFR. The New Credit Facility is subject to important conditions, including the negotiation and execution of definitive documentation and the satisfaction of certain customary closing conditions. The New Credit Facility is expected to be concluded prior to us taking delivery of the previously-announced Kamsarmax dry bulk carrier.

Earnings Preview

We plan to announce our unaudited interim financial results for the six-month period ended June 30, 2024, on or before September 10, 2024, expecting to report:

•	Revenue, net between $2.6 million and $2.8 million, an increase of between 15% and 20% compared to the corresponding period of 2023;

•	Operating profit between $0.9 million and $1.1 million, an increase of between 42% and 50% compared to the corresponding period of 2023; and

•	Net income between $0.9 million and $1.1 million, an increase of about 40% to 45% compared to the corresponding period of 2023.

The above financial results are preliminary and based on information available to us as of the date of this press release. We have not finalized our financial statement closing process for the six-month period ended June 30, 2024. During the course of that process, we may identify items that would require us to make adjustments, which may be material to the information provided above. As a result, the information above constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to these preliminary results. We are providing this information on a one-time basis only and do not intend to update this information prior to the final earnings release for each reporting period.

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are excited to announce the first cash dividend to our common shareholders since the completion of our initial public offering, consistent with our stated dividend policy. Additionally, we are delighted to have entered into a financing term sheet in connection with our previously-announced acquisition of a Kamsarmax dry bulk carrier, and for the trust and strong backing highlighted by our financier’s willingness to make available to us up to an aggregate amount of $91 million to support our growth strategy.”

About Icon

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes through the ownership, chartering and operation of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON”.

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com